

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 31, 2009

Mr. Greg Smith
Chief Financial Officer
Minefinders Corporation Ltd.
2288-1177 W Hastings St.
Vancouver, BC Canada V6E 2K3

> **Re: Minefinders Corporation Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009, Amended June 9, 2009**
> **File No. 001-31586**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

Exhibit 2. Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page 2

1.   We note your net loss and comprehensive loss for each period presented are identical. Please explain to us why the foreign exchange adjustment recorded in 2006 does not affect your comprehensive loss presentation for that period under CICA Handbook Section 1530. We note the transition provision guidance of paragraph .11 suggests that comparative statements should be provided for earlier periods. Please advise.

Note 3. Significant Accounting Policies, page 10

(n) Segmented information, page 13

2.   We note from your disclosure under this heading you have determined you have one business segment and that you provide information on mineral property, plant and equipment by geographical area in footnote six. Based on your determination that you have achieved the pre-commercial stage production for your Dolores mine, please expand your disclosure to explain the factors used to identify your reportable segments and to indicate whether operating segments have been aggregated. Refer to paragraph .29 of CICA Handbook Section 1701. If you have concluded that you have a single operating segment, explain to us the basis for this conclusion. Alternatively, if you have concluded that you have more than one operating segment, identify those operating segments for us and explain, in reasonable detail, why you believe aggregation is appropriate. In connection with this, please explain how you have evaluated the aggregation criteria in paragraph .18.

Note 9. Capital stock, page 18

(b) Stock options, page 18

3.   It appears from your disclosure that the outstanding stock options you have granted are denominated in Canadian dollars. As such, it appears that some or all of these awards may be indexed to a factor in addition to your share price. Please tell us how you considered whether to classify any of these awards as a liability for US GAAP purposes, as contemplated by paragraph 33 and footnote 19 of FAS 123(R). In this regard, we note you changed your functional currency from the Canadian dollar to the United States dollar on January 1, 2007.

Note 13. United States generally accepted accounting principles, page 22

(a) Mineral properties and start-up activities, page 22

4.   We note your Canadian GAAP accounting policy disclosure on page 11 which states that "Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue." Based on the fiscal 2008 sales from your Dolores Mine of $2,516,000, consisting of 2,440 ounces of gold and 42,800

ounces of silver, please tell us how you evaluated whether you entered the production phase for this mine in 2008 for US GAAP purposes under EITF 04-6.

5.   We note you changed your Canadian GAAP accounting policy for exploration expenditures in 2007.   Based on this change, please address the following:

- Explain why mineral property acquisition costs of $9,676 previously expensed under US GAAP have remained capitalized to mineral property, plant and equipment under Canadian GAAP;

- Tell us whether your accounting policy for stripping costs incurred during the i) pre-production phase and the ii) production phase has changed as a result of your new accounting policy for exploration expenditures. Please expand your accounting policy disclosure for both Canadian and US GAAP to explain how you account for stripping costs.

(c) Interest expense, page 23

6.   We note your reference to cash flow presentation differences for capitalized interest. Please confirm, if true, that the differences you describe are the only material differences between cash or funds flows reported in your Canadian financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP, or otherwise advise. Refer to Item 17(c)(2)(iii) of Form 20-F.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

                                Sincerely,

                                Mark Shannon
                                Branch Chief